June 12, 2012

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverage, Apparel, and
Mining
United States
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
20549

Ms. Tia L. Jenkins,

Re: Hard Creek Nickel Corporation
       Form 20-F for the fiscal year end December 31, 2011
       Filed May 25, 2012
       File No. 000-52326

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 3. Key Information

A. Selected Financial Data, page 7

1. We have amended to disclose that information based on US GAAP is not comparable to information prepared in accordance with IFRS.

Item 18. Financial Statements, page 57

2. We have amended the Form 20-F to comply with Item 18 rather than Item 17.

Independent Auditor’s Report

Opinion

3. The audit opinion has been amended to refer to and opines on International Financial Reporting Standards as issued by the International Accounting Standards Board.

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310 info@hardcreek.com www.hardcreeknickel.com

Emphasis of matter

4. Our independent accountants have revised their opinion to comply with PCAOB standards regarding going concern uncertainties.

As part of this response letter, the Company acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any further comments you may have regarding the Form 20-F/A or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact me at brianfiddler@shaw.ca or at 604-681-2300.

Yours truly,

/s/ Brian Fiddler
Brian Fiddler, CFO

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310 info@hardcreek.com www.hardcreeknickel.com